August 14, 2020

Jason Fox and Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (the “Commission” or the “SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Tax-Exempt Money Fund, Inc.

T. Rowe Price Tax-Exempt Money Fund (“Acquiring Fund” or “Tax-Exempt Money Fund”)

    T. Rowe Price Tax-Exempt Money Fund—Investor Class (“Investor Class”)

File Nos.: 002-67029/ 811-3055

  T. Rowe Price Summit Municipal Funds, Inc.

T. Rowe Price Summit Municipal Money Market Fund (“Acquired Fund” or “Summit Fund,” and together with the Acquiring Fund, the “Funds”)

File Nos.: 033-50321 / 811-7095

Dear Messrs. Fox and Sutcliffe:

The following is in response to your comments provided on July 21, 2020 and August 10, 2020, respectively, regarding the initial combined Proxy Statement of the Acquired Fund and Registration Statement for the Acquiring Fund, with respect to its Investor Class, filed on Form N-14 on July 7, 2020 (the “N-14”). Your comments and our responses are set forth below.

Comment:

We request that you reproduce these comments as stated along with your responses to our comments. If there are any changes made to the N-14 in response to these comments, please file a red-lined version of the N-14 in EDGAR along with your responses to these comments.

Response:

We intend to file a red-lined version of the N-14 as an attachment to the comment response letter.

Comment:

Please fill in all missing information, blanks, and brackets.

Response:

We intend to fill in all missing information, blanks, and brackets.

Comment:

The letter to shareholders dated August 24, 2020, indicates that the shareholder meeting will be conducted virtually. In connection with recent SEC guidance on virtual and hybrid shareholder meetings, please confirm that you have reviewed applicable state law and the Acquired Fund’s governing documents and determined that a virtual shareholder meeting is permitted.

Response:

We confirm that we have reviewed applicable state law and the Acquired Fund’s governing documents and determined that a virtual shareholder meeting is permitted.

Comment:

Please note that Rule 411 under the Securities Act of 1933 (“1933 Act”) and Rule 0-4 under the Investment Company Act of 1940 (“1940 Act”) require hyperlinking of both exhibits and other information incorporated by reference in a registration if publicly available on EDGAR. Accordingly, please add hyperlinking to the list of documents incorporated by reference on page 2 of the N-14 and on the first page of the statement of additional information (“SAI”) under Roman numerals I and II included in the N-14.

Response:

We intend to add the hyperlinking, as required under Rule 411 under the 1933 Act and Rule 0-4 under the 1940 Act.

Comment:

The bulleted list of documents incorporated by reference on page 2 of the SAI states that the SAI is dated October 9, 2020. Please review the date and revise, if necessary.

Response:

We will update the date of the SAI to August 24, 2020.

Comment:

Under the heading “Will there be any tax consequences to the Summit Fund or its shareholders?” on page 2 of the N-14, please revise to indicate that the tax opinion is a nonwaivable condition.

Response:

We intend to revise the disclosure that appears under the heading “Will there be any tax consequences to the Summit Fund or its shareholders?” to indicate that the tax opinion is a nonwaivable condition. We note that paragraph 7. A of the Agreement and Plan of Reorganization indicates that the tax opinion cannot be waived.

Comment:

Under the heading “Who will pay for the Reorganization?” on page 3 of the N-14, please update the N-14 to include the following:

a. How will the costs be distributed between the funds?

b. Will the funds still pay for the costs associated with the reorganization if it does not pass?

c. Please also add a description of the consequences if the reorganization does not pass. For example, please state whether the Board will seek to merge the Acquired Fund into a different fund, whether the Acquired Fund will continue to exist, or whether the Acquired Fund will be liquidated.

Response:

We intend to revise the N-14 to include the requested information.

Comment:

Under the heading “Will the Reorganization result in higher fund expenses?”, please confirm that the fees included are based on current fees.

Response:

We confirm that the fee information included in the N-14 is based on current fees, as required by Form N-14. Item 3(a) of Form N-14 requires funds to “[i]nclude a table showing the current fees for the registrant and the company being acquired and pro forma fees, if different, for the registrant after giving effect to the transaction using the format prescribed in the appropriate registration statement form under the 1940 Act (for open-end management investment companies, Item 3 of Form N-1A…).” Instruction 3(d)(i) to Item 3 of Form N-1A requires funds to “[b]ase the percentages of ‘Annual Fund Operating Expenses’ on amounts incurred during the Fund’s most recent fiscal year...” Further, under Item 3-18 of Regulation S-X, if financial information is 245 days old or more at the time of effectiveness of a registration statement, it must be updated as of a date that is within 245 days.

In this case, the Summit Fund’s last fiscal-year end was December 31, 2019, which is 237 days prior to the N-14’s proposed effective date of August 24, 2020 (slightly less than the 245-day cut-off). Therefore, its fee information is provided as of a more current date than its last fiscal year-end and is annualized for the six-month period ended April 30, 2020. The Tax-Exempt Money Fund’s fee information, on the other hand, is provided as of its last fiscal year-end since its last fiscal-year end of February 29, 2020 is within the prior 245 days.

Comment:

In the fee table that appears on page 10, consider including a footnote that discusses the contractual expense limitation arrangement limiting the expense ratio to 0.45%. We note that the expiration date of this limit extends past certain other limits currently included in the footnotes to the fee table.

Response:

As noted above, Item 3(a) of Form N-14 requires funds to “[i]nclude a table showing the current fees for the registrant and the company being acquired and pro forma fees, if different, for the registrant after giving effect to the transaction using the format prescribed in the appropriate registration statement form under the 1940 Act (for open-end management investment companies, Item 3 of Form N-1A…).” Instruction 3(e) to Item 3 of Form N-1A states that, “[i]f there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table: one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the Fund’s net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses…” General Instruction 3(b) of N-1A states, “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required…Items 2 through 8 may not include disclosure other than that required or permitted by those Items” (emphasis added).

Both the Tax-Exempt Money Fund—Investor Class and the combined fund are expected to operate below 0.45%, the amount to which expenses are limited under the total expense limitation arrangement. Therefore, including the expense limitation arrangement in a note to the fee table is not permitted under Form N-1A. We note that a robust discussion of the expense limitation agreement is included immediately preceding the fee table.

Comment:

In the fee table that appears on page 10, footnote “e” indicates that certain expenses have been restated to reflect current fees. However, footnote “b” indicates that the information included in the table with respect to the Tax-Exempt Money Fund—Investor Class is annualized for the six-month period ended April 30, 2020. Please review these two footnotes and revise, if appropriate.

Response:

As detailed earlier in this correspondence, we have included the fee information for the Tax-Exempt Money Fund—Investor Class as of the fund’s last fiscal year-ended February 29, 2020, in accordance with Form N-14, Form N-1A and Regulation S-X Item 3-18. However, the fees presented in the table differ slightly (by approximately 0.01%) from the operating expenses incurred during the fund’s last fiscal-year due to a change in the fund’s operating expenses. We have; therefore, revised the Fund’s expenses to reflect this change and have included a footnote indicating that the fees have been restated from those presented in the fund’s last annual financial statements.

Comment:

In the expense example included on page 10, with respect to the information included for the Tax-Exempt Money Fund—Investor Class and the pro forma combined fund, the fund appears to assume two full years of waiver, but the paragraph indicates that the waiver is only through 2021. Please review and revise, as appropriate.

Response:

As noted in the N-14, the management fee waiver agreement applicable to the Tax-Exempt Money Fund and the combined fund is expected to continue through at least 2021 while the cap on the fund’s total expense ratio is expected to continue through at least 2022. As such, the expense example takes both of these fee waiver agreements into account for the applicable periods.

Comment:

Page 13 indicates that the Tax-Exempt Money Fund was launched in 1980, but the table on page 15 indicates that the fund incepted in 1981. Please review and revise, as appropriate.

Response:

The Tax-Exempt Money Fund was incorporated in 1980 but incepted and began operations in 1981. For consistency, we will revise the disclosure on page 13 to indicate that the fund incepted in 1981.

Comment:

Page 18 states, “[i]t is anticipated that substantially all of the Summit Fund’s portfolio holdings will transfer to the Acquiring Fund as part of the Reorganization. The Summit Fund’s investment program allows for a significant portion of its income to be derived from securities subject to the AMT whereas the Tax-Exempt Money Fund is not permitted to invest in securities subject to AMT. However, it is anticipated that the Summit Fund will not hold any securities with income subject to AMT at the time of the Reorganization.” Please clarify whether the Acquired Fund will divest of any incompatible securities prior to the reorganization.

Response:

The Acquired Fund is a money market fund managed in accordance with Rule 2a-7 under the 1940 Act. Accordingly, it holds only money market securities with remaining maturities of 397 days or less. The Acquired Fund intends to allow securities that may be incompatible with the Acquiring Fund’s investment program to mature prior to the reorganization, and to exercise certain embedded demand features prior to the reorganization. Although unlikely, some securities may be sold prior to the reorganization. We intend to update the N-14 accordingly.

Comment:

In the Financial Highlights table for the Summit Fund beginning on page 23, footnote (4) includes a reference to “Note 5.” Please review the reference and revise the table, as appropriate.

Response:

We intend to remove the reference to Note 5 from the Financial Highlights table.

Comment:

In the table entitled “Average Annual Total Returns” appearing on page 36, please revise the table to show broad-based and comparative indices.

Response:

A money market fund is not required to include a comparison to a broad-based securities market index in its prospectus performance table. In the SEC Q&A Letter on New Form N-1A (October 2, 1998), the SEC included the following question and response:

Q: Must a money market fund include the performance table in its prospectus and, if so, must the table include a comparison to a broad-based securities market index?

A: Item 2(c)(2)(iii) of Form N-lA requires a fund, including a money market fund, that has annual return information for at least one calendar year to include the performance table in its prospectus. While the performance table generally must include the returns of an appropriate broad-based securities market index, consistent with the requirements of Item 5, Management’s Discussion of Fund Performance, a money market fund need not compare its performance to a broad-based securities market index. A money market fund may, at its option, include information for one or more other indices as permitted by Instruction 6 to Item 5(b).

We note that we typically elect to include information for a comparative index in our money market fund prospectuses. As such, we will modify the disclosure to add a comparative index.

Comment:

Under the heading, “Are the Funds required to hold annual meetings?”, it appears that only the Summit Fund is discussed. Please either add similar information for the Tax-Exempt Money Fund or revise the heading, as appropriate.

Response:

We intend to revise the disclosure to indicate that neither the Summit Fund nor the Tax-Exempt Money Fund are required to hold annual shareholder meetings.

Comment:

Page 38 references notice and access. While notice and access is generally available to deliver proxy materials, shareholder votes solicited on Form N-14 cannot rely on notice and access.

Response:

We intend to remove the reference to notice and access from the N-14.

Comment:

Please review paragraphs C. 7 and B. 8. D of the Agreement and Plan of Reorganization and revise, as appropriate.

Response:

We intend to revise paragraphs C. 7 and B. 8. D of the Agreement and Plan of Reorganization for clarity.

Comment:

The pro forma financial information includes the following: “As of April 30, 2020, approximately 57% of the Acquired Fund’s holdings is anticipated to transfer to the Acquiring Fund, and the remaining 43% of the Acquired Fund’s portfolio is expected to mature or be sold prior to the Reorganization.” Please update these percentages as of a more recent date.

Response:

We intend to provide this information as of July 31, 2020.

Comment:

In the pro forma financial information beginning on page 58, please include use of estimates language in the discussion.

Response:

Note 3 of the pro forma financial information includes the required use of estimates: “The pro forma information has been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect this information. Actual results could differ from those estimates.” As such, we feel that the necessary use of estimates language is adequately disclosed.

Comment:

The proxy voting card appears to be missing the blocks under the headings “For,” “Against,” and “Abstain.” Please add in the blocks.

Response:

We confirm that the proxy card that will be mailed to shareholders includes the necessary voting blocks. We note that we were unable to get the blocks to render appropriately when the document was edgarized. This issue has been resolved and the blocks will appear in the next N-14 filing.

Comment:

Section 6(a) of the 1933 Act requires any registration statement to be signed by the comptroller or principal accounting officer. Please update the signature page to include this required reference.

Response:

We will update the signature page to indicate a comptroller or principal accounting officer.

*           *           *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-5024 or in my absence, Fran Pollack-Matz at 410-345-6601.

/s/ Vicki S. Booth

Vicki S. Booth

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.